旭日企業有限公司
Glorious Sun Enterprises Limited
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 30

11th May 2005

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn: Mr. Frank Zarb

Dear Sirs,

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated February 3, 2005 regarding the change of Company Secretary published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on February 4, 2005;

2. The Company's announcement dated April 11, 2005 regarding the final results for the year ended December 31, 2004 published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 12, 2004;

3. The Company's announcement dated April 20, 2005 regarding the notice of annual general meeting published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 20, 2005;

4. The Company's 2004 annual report;

5. An explanatory statement dated April 20, 2005 in relation to the repurchase mandate; and

6. A proxy form for the Company's 2005 annual general meeting.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

dw 5/25

.../2

旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Archie Chan
Company Secretary

Encl.

cc Ms. Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms. Eugenia Lee & Ms. Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

Seltr.doc/15

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三OOO 傳真：（八五二）二三四三 三二一七

旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

11th May 2005

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn: Mr. Frank Zarb

Dear Sirs,

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated February 3, 2005 regarding the change of Company Secretary published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on February 4, 2005;

2. The Company's announcement dated April 11, 2005 regarding the final results for the year ended December 31, 2004 published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 12, 2004;

3. The Company's announcement dated April 20, 2005 regarding the notice of annual general meeting published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 20, 2005;

4. The Company's 2004 annual report;

5. An explanatory statement dated April 20, 2005 in relation to the repurchase mandate; and

6. A proxy form for the Company's 2005 annual general meeting.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓

旭日企業有限公司

JEANSWEST 真維斯

Glorious Sun Enterprises Limited

(Incorporated in Bermuda with limited liability)

Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Archie Chan
Company Secretary

Encl.

cc Ms. Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms. Eugenia Lee & Ms. Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

Seltr.doc/15

Friday, February 4, 2005 The Standard

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

CHANGE OF COMPANY SECRETARY

The board of directors (the "Board") of Glorious Sun Enterprises Limited (the "Company") announces that Mr. Liu Cheung Yuen ("Mr. Liu") has resigned as the company secretary of the Company with effect from 3rd February, 2005 and that Mr. Chan Wing Kan, Archie ("Mr. Chan") has been appointed the company secretary of the Company on the same day.

Mr. Liu has confirmed that his resignation is due to personal reasons and there is no other matter relating to his resignation which needs to be brought to the attention of the Board, the shareholders of the Company and The Stock Exchange of Hong Kong Limited.

The Board takes this opportunity to thank Mr. Liu for his contribution to the Company in the past, and welcomes Mr. Chan to his new role.

By Order of the Board
Herman Hui, J.P.
Director

Hong Kong, 3rd February, 2005

List of all directors of the Company as at the date of this announcement:

Executive Directors:
Dr. Charles Yeung, S.B.S., J.P.
Mr. Yeung Chun Fan
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, J.P.
Ms. Cheung Wai Yee

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, B.B.S., J.P.
Mr. Lau Hon Chuen, Ambrose, G.B.S., J.P.
Mr. Chung Shui Ming, Timpson, G.B.S., J.P.

Non-Executive Director:
Dr. Lam Lee G.

2005年2月4日 星期五 香港經濟日報

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

公司秘書之變更

旭日企業有限公司(「本公司」)之董事局(「董事局」)宣佈廖祥源先生(「廖先生」)自二零零五年二月三日起辭任本公司之公司秘書一職，而陳永根先生(「陳先生」)於同日獲委任為本公司之公司秘書。

廖先生確認因私人理由辭任，且無任何與其辭任有關之其他事宜需知會董事局、本公司之股東及香港聯合交易所有限公司。

董事局謹此感謝廖先生在過去對本公司所作出之貢獻，及歡迎陳先生接受新職務。

承董事局命
許宗盛太平紳士
董事

香港，二零零五年二月三日

於本公佈日期，本公司全體董事為：

執行董事：
楊釗博士 銀紫荊星章、太平紳士
楊勳先生
楊浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士

獨立非執行董事：
王敏剛 銅紫荊星章、太平紳士
劉漢銓 金紫荊星章、太平紳士
鍾瑞明 金紫荊星章、太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Announcement of Results
For the year ended 31 December 2004

FINAL RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004 together with the comparative figures for the year ended 31 December 2003, as follows:

	Notes	Year ended 31 December 2004 HK$'000	Year ended 31 December 2003 HK$'000
TURNOVER	(2)	3,583,751	3,310,309
Cost of sales		(2,032,440)	(1,858,585)
GROSS PROFIT		1,551,311	1,451,724
Other revenue and gains		115,999	80,633
Selling and distribution costs		(763,654)	(659,024)
Administrative expenses		(475,077)	(440,901)
Other operating expenses		(77,905)	(95,615)
PROFIT FROM OPERATING ACTIVITIES	(3)	350,674	336,817
Finance costs		(7,944)	(18,273)
Share of profits and losses of:			
Jointly-controlled entities		2,757	3,085
Associates		36,840	42,581
PROFIT BEFORE TAX		382,327	364,210
Tax	(4)	(107,965)	(106,690)
PROFIT BEFORE MINORITY INTERESTS		274,362	257,520
Minority interests		(54,287)	(92,495)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		220,075	165,025
Dividends	(5)	132,077	102,060
TRANSFER TO NON-DISTRIBUTABLE RESERVES		376	87
		HK cents	HK cents
EARNINGS PER SHARE			
Basic	(6a)	21.99	16.49
Diluted	(6b)	21.68	16.39

NOTES:

(1) Principal accounting policies and basis of presentation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

The HKICPA has issued a number of new and revised HKFRS and Hong Kong Accounting Standards ("new HKFRSs"), which are generally effective for accounting periods beginning on or after 1 January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December, 2004.

These financial statements are audited and have been reviewed by the Audit Committee of the Company.

(2) Segment information

(a) Business segments

Year ended 31 December 2004	Retail operation HK$'000	Export operation HK$'000	Other operation HK$'000	Consolidated HK$'000
Segment revenue:				
Sales to external customers	2,277,659	1,144,528	161,564	3,583,751
Other revenue and gains	33,785	51,383	14,170	99,338
Total revenue	2,311,444	1,195,911	175,734	3,683,089
Segment results	218,945	102,121	33,503	354,569
Interest income and unallocated revenue				16,661
Unallocated expenses				(20,556)
Profit from operating activities				350,674
Finance costs				(7,944)
Share of profits and losses of:				
Jointly-controlled entities	-	871	1,886	2,757
Associates	(11,973)	48,813	-	36,840
Profit before tax				382,327
Tax				(107,965)
Profit before minority interests				274,362
Minority interests				(54,287)
Net profit from ordinary activities attributable to shareholders				220,075

Year ended 31 December 2003	Retail operation HK$'000	Export operation HK$'000	Other operation HK$'000	Consolidated HK$'000
Segment revenue:				
Sales to external customers	1,836,446	1,266,510	207,353	3,310,309
Other revenue and gains	12,016	42,922	11,403	66,341
Total revenue	1,848,462	1,309,432	218,756	3,376,650
Segment results	164,318	143,988	41,233	349,539
Interest income and unallocated revenue				14,292
Unallocated expenses				(27,014)
Profit from operating activities				336,817
Finance costs				(18,273)
Share of profits and losses of:				
Jointly-controlled entities	-	389	2,696	3,085
Associates	(1,103)	43,684	-	42,581
Profit before tax				364,210
Tax				(106,690)
Profit before minority interests				257,520
Minority interests				(92,495)
Net profit from ordinary activities attributable to shareholders				165,025

(b) Geographical segments

Year ended 31 December 2004	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue:							
Sales to external customers	1,510,634	135,643	953,691	806,926	83,646	93,211	3,583,751

Year ended 31 December 2003	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue:							
Sales to external customers	1,315,590	127,696	1,039,061	594,338	78,230	155,394	3,310,309

(3) Profit from operating activities

Profit from operating activities is arrived at after charging/(crediting):

	Year ended 31 December 2004 HK$'000	Year ended 31 December 2003 HK$'000
Depreciation of fixed assets	111,820	104,397
Amortisation of permanent quota	2,085	2,030
Impairment of fixed assets	1,094	6,372
Loss on disposal of fixed assets	7,113	5,953
Reversal of impairment of interests in jointly-controlled entities	-	(300)

(4) Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profit assessable elsewhere have been calculated at the rates of taxation prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Year ended 31 December 2004 HK$'000	Year ended 31 December 2003 HK$'000
Group:		
Current-Hong Kong		
Charge for the year	23,568	15,106
Under/(Over) provision in prior years	(237)	3,003
Current-Elsewhere	79,445	76,708
Deferred	(12,580)	(269)
	90,196	94,548
Share of tax attributable to:		
Jointly-controlled entities	963	294
Associates	16,806	11,848
	17,769	12,142
Total tax charge for the year	107,965	106,690

(5) Dividends

	Year ended 31 December 2004 HK$'000	Year ended 31 December 2003 HK$'000
Interim-HK2.70 cents (2003: HK$2.70 cents)	27,016	27,016
Proposed final-HK10.50 cents (2003: HK$7.50 cents)	105,061	75,044
	132,077	102,060

(6) **Earnings per share**

(a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$220,075,000 (2003: HK$165,025,000) and 1,000,584,000 (2003: 1,000,584,000) ordinary shares in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2004 is based on the net profit from ordinary activities attributable to shareholders for the year of HK$220,075,000 (2003: HK$165,025,000). The weighted average number of ordinary shares used in the calculation is the 1,000,584,000 ordinary shares in issue during the year (2003: 1,000,584,000 ordinary shares), as used in the basic earnings per share calculation; and the weighted average of 14,549,869 (2003: 6,492,898) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the year.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK10.50 cents (2003: HK7.50 cents) per share for the year ended 31 December 2004 at the forthcoming Annual General Meeting to be held on Friday, 13 May 2005. The final dividend amounting to HK$105,061,000, if approved by the shareholders, is expected to be paid on or around Friday, 20 May 2005 to those shareholders whose names appear on the Register of Members on Friday, 13 May 2005.

GROUP RESULTS

In the year under review, we experienced the surge of crude oil price and the escalation of interest rate as well as the consequential concerns of the advent of inflation and possible economic slowdown. However, the global economy was quite stable and buoyant. The China Government's austerity to cool down those over invested sectors did not have material adverse impact on the retail sentiment. In the period, downward plunging of price and the uncertainties brought about by the lifting of export quota in 2005 were unfavourable to our export business. Thanks to the Management which was well prepared for this and had gradually shifted our business focus to retailing in the last few years, this adverse impact was minimized and became manageable. In this financial year, the Group's retail operations in both China and Australia performed impressively. Their contribution to the Group's consolidated turnover increased from the previous 55.48% to 63.56% and pushed down the turnover of export business from 38.26% to 31.94%. Although the export sales showed a drop of 9.63%, the profit of the Group attributable to shareholders still grew in double digits. The respective ventures with Quiksilver, Inc. and I.T Group all rolled out smoothly according to the plans and hit their respective operation targets. They implemented the Group's multi-branding strategy, expanded our retail network to Hong Kong and Taiwan, enriched our product and designs as well as the enlargement of our market share. These joint ventures delivered their due shares of contribution.

In the financial year under review, the Group's financial position was sound and solid. Inventory level was healthy. As at 31 December 2004 the net cash in hand increased to HK$1,122,548,000 (31 December 2003: HK$929,582,000). The Management opined that with the cash in hand and the available banking facilities, the Group had the financial resources for expansion and strategical acquisitions. For the financial year ended 31 December 2004, the Group made a profit attributable to shareholders of HK$220,075,000 (2003: HK$165,025,000) on a turnover of HK$3,583,751,000 (2003: HK$3,310,309,000) representing increases of 33.36% and 8.26% respectively when compared with last year.

REVIEW OF OPERATIONS

Retailing

In the year under review, the performance of the retail operations performed impressively. As strategically planned, retail has become the primary driving force for the sustainable growth of the Group. Inventory turnover was kept at healthy level. Inventory turnover days were 57 days (2003: 56 days).

The total number of shops in our retail network as at 31 December 2004 was 1,278 (31 December 2003: 986) including 473 franchised shops (31 December 2003: 269). For the year ended 31 December 2004 total retail sales of HK$2,277,659,000 (2003: HK$1,836,446,000) were registered showing a growth of 24.03% when compared with previous year and accounted for 63.56% of the Group's total turnover.

I. In the PRC

i. Jeanswest

The Group's retail operations in the Mainland were focused at the Jeanswest brand. To meet the challenge of stiffening competition, we uplifted our standards in terms of product quality and design. In the period, our commitment in offering value for dollar and good services to our customers has earned their patronage. Brand building was prioritized. Apart from the usual promotions through media and hosting the nation-wide casual wear design competition – Jeanswest Fashion Award and the Jeanswest National Extreme Sports Master Competition, the Group also sponsored the country-wide fashion model contest – Jeanswest National Model Competition so as to elevate the brand recognition. All our stores were touched up and renovated regularly to ensure all visitors would find our shops comfortable and trendy. Spacious flag ship stores were opened in prime locations with heavy traffic to uplift the brand image. The customers' responses and the yield from those larger stores were encouraging. The brand image has thus been enhanced. In this financial year, the Jeanswest retail sales in the Mainland amounted to HK$1,477,645,000 (2003: HK$1,251,332,000) representing an increase of 18.09% when compared with last financial year.

On 31 December 2004, the retail network of Jeanswest in the Mainland comprised 982 shops (31 December 2003: 773 shops) including 417 franchised shops (31 December 2003: 263 shops) which spread over more than 250 cities.

ii. GSit

Pursuant to the joint venture with the I.T Group, a jointly owned and controlled company known as G.S-i.t Limited was formed to market the multi-brand products of the I.T Group exclusively in China except Hong Kong. The development was in line with the expectation of the Management. By the end of the year 2004, the total number of stores in GSit network was 101 including 89 stores in the PRC and 12 stores in Taiwan operated by a joint venture company in which G.S-i.t Limited has 51% equity. Although the GSit business was still in the investment stage, the development trend was encouraging. In the coming year or the year to follow, profit contribution is expected from this operation.

iii. Quiksilver Glorious Sun

Aiming at the huge market potential for youthful casual lifestyle apparel in the Mainland and Hong Kong, Quiksilver Glorious Sun commenced retailing of Quiksilver and Roxy apparel there. In the year under review, Quiksilver Glorious Sun opened 10 stores, 5 of which in the Mainland and the other 5 in Hong Kong. These stores were situated either in prime shopping area known for trendy lifestyle merchandises or in reputable department stores.

Although the brands were yet to be popularly recognized, business was proceeded as planned to build a sound foundation for future development. Due to the unique designs of the products, the striking visual effects in the stores and the dynamic promotion strategy, the sales in Hong Kong achieved the set target. In the Mainland, consumers started to appreciate the world class status of these brands as well.

II. In Australia

Jeanswest operation in Australia delivered an encouraging result attributed from significant increase in turnover, higher inventory turnover rate and thinner mark downs. Such an impressive achievement was attributable to the seamless coordination for the supply of richer collections of better quality products with trendy touch. The up-graded management information system helped the Management to fine-tune its strategy promptly and accurately to meet with the needs of the ever-changing market and to procure a higher level of satisfaction to our customers in our products and services. The market share of Jeanswest thus has been improved.

The total retail sales in Australia for the financial year ended 31 December 2004 was HK$800,014,000 (2003: HK$585,124,000) representing an increase of 36.73% when compared with last year. As at 31 December 2004 the Australian retail network comprised 185 shops (2003:183 shops) including 6 franchised ones (2003: 6 shops)

Export

In the year under review, the retail sentiment in US was relatively resilient. However, due to the lifting of the quota system by the end of the year and the early slip of the export price, the export market was just dominated by the buyers. Average unit price went down by more than 10%. Although the Management had been tightening cost control to enhance competitiveness in the last few years, export business in the year under review was inevitably affected particularly when the export volume was still bound by the vanishing quote system. For the year ended 31 December 2004 the total turnover of our export operations was HK$1,144,528,000 (2003: HK$1,266,510,000) showing a drop of 9.63% when compared with last year. Its share in the Group's total turnover was 31.94% (2003: 38.26%).

Other Businesses

Among other businesses, trading of fabric and quota income were the main items. In the year under review, a turnover of HK$161,564,000 (2003: HK$207,353,000) was recorded showing a decline of 22.08% when compared with last year.

FINANCIAL POSITION

The Group's financial position kept improving during the year under review. Net cash in hand and inventory were both maintained at healthy levels.

In the period, the Group entered into foreign currency forward contracts to hedge its currency risks in Australian dollars. The Group's contingent liabilities mainly comprised export bills discounted with recourse. As at 31 December 2004, the said contingent liabilities were HK$104,086,000 (31 December 2003: HK$7,537,000).

HUMAN RESOURCES

As at 31 December 2004, the Group's total number of employees was about 31,000 (2003: 28,000). The Group offers a competitive remuneration package to its employees. In addition, bonus and share options may be granted to employees based on the Group's results and individual performance.

SOCIAL RESPONSIBILITY

In the process of maximizing return for shareholders, we strictly adhere to good practices of a responsible corporation and discharge our social responsibilities accordingly. In the period under review, through the charitable foundation set up by the Management and the voluntary participation of our staff, 11 primary schools in the Mainland had been built as part of the "Long March for Education Project". It marked the beginning of our programme to alleviate poverty in those inner parts of the Mainland.

PROSPECTS

Looking forward to the ensuing year, the Management remains optimistic about our retail business and conservative about our export operations. It is anticipated that the global economy in 2005 might slow down mildly with immaterial impacts on our export operations. However, the uncertainties brought about by the lifting of the quota system will not be cleaned up till the second half of the year. Pricing pressure is expected to continue. The Management therefore takes a cautious and defensive stand in operating our export business. Export sales in the Group's consolidated turnover are expected to be further shrunken.

For the ensuing year, economic growths in the Mainland China, Hong Kong, Taiwan and Australia are all expected to continue. The retail sentiments will remain relatively strong. As Jeanswest businesses in both Mainland China and Australia are in the up-trend, a more aggressive expansion strategy will be deployed. Efforts will be made to further elevate our brand image and to pursue firmer and higher customers' loyalty so as to enlarge our market share and to uplift our profitability. GSit has planned to increase the number of stores to 200. It is projected that by the end of the ensuing year, the total number of stores in the Group's networks will increase to about 1,500 stores and retail operations will contribute more to the Group's consolidated turnover.

In the absence of major unforeseeable adverse changes, the Management has confidence to deliver better Group results in 2005.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company for the year 2005 will be held on Friday, 13 May 2005. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting of the Company which is expected to be published on or around Tuesday, 19 April 2005.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 10 May 2005 to Friday, 13 May 2005, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 9 May 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") which were in force prior to 31 March 2004 will be published on the Stock Exchange's website in due course.

By Order of the Board
Charles Yeung, JP
Chairman

Hong Kong, 11 April 2005

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP and Ms. Cheung Wai Yee.

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP.

Non-Executive Director:
Mr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

截至二零零四年十二月三十一日止年度業績公佈

業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年十二月三十一日止年度之經審核綜合業績，及截至二零零三年十二月三十一日止年度之比較數字如下：

	附註	截至二零零四年十二月三十一日止年度 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元
營業額	(2)	3,583,751	3,310,309
銷售成本		(2,032,440)	(1,858,585)
毛利		1,551,311	1,451,724
其他收入及收益		115,999	80,633
銷售及分銷成本		(763,654)	(659,024)
行政費用		(475,077)	(440,901)
其他經營費用		(77,905)	(95,615)
經營業務溢利	(3)	350,674	336,817
融資成本		(7,944)	(18,273)
應佔溢利及虧損：			
共同控制公司		2,757	3,085
聯營公司		36,840	42,581
除稅前溢利		382,327	364,210
稅項	(4)	(107,965)	(106,690)
未計少數股東權益前溢利		274,362	257,520
少數股東權益		(54,287)	(92,495)
股東應佔經常業務純利		220,075	165,025
股息	(5)	132,077	102,060
轉撥往不可分派儲備		376	87
		港仙	港仙
每股盈利			
基本	(6a)	21.99	16.49
攤薄後	(6b)	21.68	16.39

附註：

(1) **主要會計政策及編製基準**

本財務報表乃按照香港會計師公會頒布之香港財務報告準則(包括香港會計師公會頒布之會計準則及註釋)、香港公認之會計原則及香港公司條例之披露要求編製。

香港會計師公會已頒布多項新增及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)，一般適用於二零零五年一月一日或之後開始計算的會計期間。本集團並未於截至二零零四年十二月三十一日止年度的財務報表內提早採納該等新香港財務報告準則。

本財務報表已經審核，並已由本公司的審核委員會審閱。

截至二零零三年十二月三十一日止年度

	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入：							
向外間顧客銷貨	1,315,590	127,696	1,039,061	594,338	78,230	155,394	3,310,309

(3) **經營業務溢利**

經營業務溢利已扣除／(計入)下列各項：

	截至二零零四年十二月三十一日止年度 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元
固定資產折舊	111,820	104,397
永久配額攤銷	2,085	2,030
固定資產減值	1,094	6,372
出售固定資產之虧損	7,113	5,953
共同控制公司減值返還	–	(300)

(4) **稅項**

香港利得稅乃根據年內源自香港之估計應課稅溢利按稅率17.5%(二零零三年：17.5%)作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	截至二零零四年十二月三十一日止年度 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元
本集團：		
本年－香港		
年內支出	23,568	15,106
過往年度撥備不足／(超額撥備)	(237)	3,003
本年－其他地區	79,445	76,708
遞延	(12,580)	(269)
	90,196	94,548
應佔稅項：		
共同控制公司	963	294
聯營公司	16,806	11,848
	17,769	12,142
本年度稅項支出	107,965	106,690

(5) **股息**

	截至二零零四年十二月三十一日止年度 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元
中期－每股普通股2.70港仙(二零零三年：2.70港仙)	27,016	27,016
擬派發末期－每股普通股10.50港仙(二零零三年：7.50港仙)	105,061	75,044
	132,077	102,060

在二零零四年十二月三十一日，真維斯在中國有店舖982間(二零零三年十二月三十一日：773間)，其中包括特許經銷店417間(二零零三年十二月三十一日：263間)，覆蓋超過250個城市。

ii. 旭日宜泰(GSit)

二零零三年十一月期間，集團與I.T集團組成聯營公司－旭日宜泰(G.S-i.t Limited)，進軍大中華零售市場(香港特別行政區除外)銷售I.T集團名下和代理的品牌產品，業務進展達到管理層的期望。二零零四年底旭日宜泰在中國內地有店舖89間，並透過佔51%股權的分公司在台灣開設了店舖12間，合共有店舖101間。雖然旭日宜泰的業務仍處於投資階段，但發展勢頭理想，有望在未來一、兩年內開始為集團提供盈利貢獻。

iii. 旭日極速(QUIKSILVER GLORIOUS SUN)

窺準中國內地及香港時尚滑板服裝之龐大潛在市場，旭日極速於二零零四年初開設多間銷售Quiksilver及Roxy品牌服飾之店舖，年底時在中國內地有5間，香港5間，合共已達10間。所設店舖均位於時尚購物熱點和著名百貨公司。

雖然面對市場尚需時間認識Quiksilver品牌，但由於產品設計形象鮮明、店舖裝修別具特色，加上一系列宣傳推廣效應，在香港銷售因而相當理想；而在中國內地，Quiksilver的國際級品牌地位及其獨特之風格亦逐漸為消費者所認識。本年度業績能達到預算的指標，並已為未來發展建立了良好的基礎。

(2) **在澳洲**

澳洲Jeanswest零售業務在二零零四年有良好的業績，銷售額大幅度地增長，存貨流轉率亦加快，商品減價促銷大幅減少。能夠取得上述佳績，除了貨品質量因澳元購買力增強而大幅提升外，衣飾的設計亦較前趨時，款式種類更為豐富；資訊管理系統強化後，其他協調工作能緊密配合無間，從而使管理層能按市場變化而靈活地調整策略，使顧客有更滿意的產品和服務。集團在當地的市場佔有率因而增大。

截至二零零四年十二月三十一日止的財政年度，銷售額達800,014,000港元(二零零三年：585,124,000港元)，同比去年上升36.73%。在二零零四年十二月三十一日澳洲零售網絡有店舖185間(二零零三年：183間)，其中包括6間特許經銷店(二零零三年：6間)。

出口業務

二零零四年美國零售市道相對暢旺，但因出口配額將於二零零五年全面取消，出口價格下滑提前出現，成衣出口市場由買家主導，期間出口價格平均下跌逾10%。雖然管理層早有準備，並在數年前已加強生產成本控制以保持競爭力，但因受出口配額所限，不能增加出口量，故二零零四年的出口業務難免受到一定的影響。截至二零零四年十二月三十一日止的年度內，出口銷售額下降9.63%至1,144,528,000港元(二零零三年：1,266,510,000港元)，佔集團綜合銷售總額之31.94%(二零零三年：38.26%)。

其他業務

其他業務主要是布匹買賣。在回顧期內，共錄得銷售額161,564,000港元(二零零三年：207,353,000港元)，與去年相比下跌了22.08%。

財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

期內本集團亦有訂立外匯期貨合約，用以鎖定澳元收入之匯兌風險。至於本集團的或然負債仍以貼現可追溯之出口票據為主，於二零零四年十二月三十一日，該項或然負債是104,086,000港元(二零零三年十二月三十一日：7,537,000港元)。

(2) 分類資料

(a) 業務分類

	截至二零零四年十二月三十一日止年度 零售業務 港幣千元	出口業務 港幣千元	其他業務 港幣千元	合併 港幣千元
分類收入:				
向外間顧客銷貨	2,277,659	1,144,528	161,564	3,583,751
其他收入及收益	33,785	51,383	14,170	99,338
總收入	2,311,444	1,195,911	175,734	3,683,089
分類業績	218,945	102,121	33,503	354,569
利息收入及未分配收入				16,661
未分配費用				(20,556)
經營業務溢利				350,674
融資成本				(7,944)
應佔溢利及虧損:				
共同控制公司	–	871	1,886	2,757
聯營公司	(11,973)	48,813	–	36,840
除稅前溢利				382,327
稅項				(107,965)
未計少數股東權益前溢利				274,362
少數股東權益				(54,287)
股東應佔經常業務純利				220,075

	截至二零零三年十二月三十一日止年度 零售業務 港幣千元	出口業務 港幣千元	其他業務 港幣千元	合併 港幣千元
分類收入:				
向外間顧客銷貨	1,836,446	1,266,510	207,353	3,310,309
其他收入及收益	12,016	42,922	11,403	66,341
總收入	1,848,462	1,309,432	218,756	3,376,650
分類業績	164,318	143,988	41,233	349,539
利息收入及未分配收入				14,292
未分配費用				(27,014)
經營業務溢利				336,817
融資成本				(18,273)
應佔溢利及虧損:				
共同控制公司	–	389	2,696	3,085
聯營公司	(1,103)	43,684	–	42,581
除稅前溢利				364,210
稅項				(106,690)
未計少數股東權益前溢利				257,520
少數股東權益				(92,495)
股東應佔經常業務純利				165,025

(b) 地區分類

	截至二零零四年十二月三十一日止年度 中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入:							
向外間顧客銷貨	1,510,634	135,643	953,691	806,926	83,646	93,211	3,583,751

(6) 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零四年十二月三十一日止年度之股東應佔經常業務純利220,075,000港元(二零零三年:165,025,000港元)及於年內已發行股份1,000,584,000股(二零零三年:1,000,584,000股)計算。

(b) 每股攤薄盈利

截至二零零四年十二月三十一日止年度之每股攤薄盈利乃根據年內股東應佔經常業務純利220,075,000港元(二零零三年:165,025,000港元)計算。計算時所用之普通股加權平均股數乃按照計算每股基本盈利時所用之年內已發行普通股數目1,000,584,000股(二零零三年:1,000,584,000股),與假設年內所有購股權被行使而無償發行的普通股加權平均數14,549,869股(二零零三年:6,492,898股)之總和。

股息

董事局已議決向股東建議派發截至二零零四年十二月三十一日止年度末期股息每股10.50港仙(二零零三年:7.50港仙)。末期股息總額為105,061,000港元;須經由股東在二零零五年五月十三日(星期五)舉行之股東週年大會上批准。倘獲股東通過,末期股息預期約於二零零五年五月二十日(星期五)派發予二零零五年五月十三日(星期五)登記於股東名冊之股東。

集團業績

在回顧的財政年度,原油價格飈升,美元加息周期開始令人關注通貨膨脹的重臨及經濟放緩,但全球宏觀經濟相對依然平穩向上。中國政府的宏觀經濟調控,雖然使部份過度投資的行業冷卻下來,但對零售市道影響不大。期間成衣出口價格下滑,加上出口配額在二零零五年取消所引起的不明朗因素,影響了出口業務的表現。幸管理層早已將集團發展重點聚焦在零售業務上,故能將不明朗因素的影響大幅降低。零售業務在本財政年度,不論在中國或澳洲市場均取得令人欣喜的表現。零售佔綜合銷售總額從去年的55.48%上升至63.56%,而出口所佔百份比則從38.26%下降至31.94%。雖然出口額對比去年減少了9.63%,但集團綜合純利仍能保持雙位數的升幅。新開拓的QUIKSILVER及I.T零售業務進展順利,均能取得預期的成效,並能使集團的零售業務覆蓋面擴至香港及台灣;初步落實了集團地區性多品牌的零售策略,豐富了產品的品牌和檔次,從而進一步擴大了集團所佔的市場份額。

在回顧的財政年度內,集團財政狀況良好,存貨處於健康水平。於二零零四年十二月三十一日,手持淨現金增至1,122,548,000港元(二零零三年十二月三十一日:929,582,000港元),加上未動用之信貸額,管理層相信集團有足夠財力資源拓展業務及進行適當的收購。截至二零零四年十二月三十一日止的財政年度內,集團綜合營業總額達3,583,751,000港元(二零零三年:3,310,309,000港元),而股東應佔純利為220,075,000港元(二零零三年:165,025,000港元),對比去年分別上升了8.26%及33.36%。

業務回顧

零售業務

在回顧期間,零售業務發展良好,並能達到管理層的策略要求,成為推動集團整體業績持續增長的主要動力。存貨維持在健康水平,存貨可供銷售日為57日(二零零三年:56日)。

集團零售網絡在二零零四年底時,有店舖1,278間(二零零三年十二月三十一日:986間),其中包括特許經銷店473間(二零零三年十二月三十一日:269間)。截至二零零四年十二月三十一日止的財政年度,集團零售業務錄得總銷售額達2,277,659,000港元(二零零三年:1,836,446,000港元),對比去年上升了24.03%,佔集團綜合營業額的63.56%。

(1) 在中國

i. 真維斯

集團在中國的零售業務,仍以真維斯品牌為主。面對激烈的競爭,真維斯的策略是透過全面提升產品的設計和質素,並同時以物超所值的價格,優良的服務爭取顧客的支持。期內管理層著意加大品牌投資的力度,除一貫的推廣活動,如舉行全國性的服裝設計比賽—「真維斯杯」及「真維斯全國極限運動大師賽」外,更首次獨家贊助及組織全國模特兒大賽—「真維斯中國模特大賽」,以進一步提高品牌的知名度。為使顧客能在趨時而又舒適的環境購物,真維斯的店舖均作定期更新,並開設特大的旗艦店,以作品牌宣傳作用。顧客對該等新店反應熱烈,其銷售成效亦佳,進一步提升了品牌形象。全年真維斯在中國的銷售額錄得1,477,645,000港元(二零零三年:1,251,332,000港元),同比去年上升了18.09%。

人力資源

於二零零四年十二月三十一日,本集團之僱員總數約31,000人(二零零三年:28,000人)。本集團僱員之薪酬組合略優於市場平均水平。此外,本集團亦按業績及僱員表現給予花紅及購股權。

社會責任

我們深信為股東爭取最高利潤的同時,亦應對社會盡責。管理層除遵從優良企業的守則運作外,更透過管理層成立的慈善基金及員工的自發參與,期內為中國內地貧困地區興建了11所希望小學,以作為扶貧和「希望工程」工作的一部份。

展望

展望下年度,管理層對集團零售業務依然樂觀,而對出口業務則持審慎態度。全球宏觀經濟在二零零五年將稍為放緩,估計對出口市道不會有重大影響,但因出口配額取消而引起的不明朗因素,估計最快也要到下半年才會漸次澄清,而出口價格或許仍會輕微下調。故預期出口業務佔集團綜合銷售額將會進一步減低。

二零零五年中國、香港、台灣及澳洲等地的經濟仍將有不錯的增長,故預期零售市道會持續良好,而真維斯業務不論在中國內地或澳洲均處於上升軌中,故管理層將以較進取的態度發展零售業務,並部署相關的策略,提高品牌綜合素質,鞏固和擴大顧客忠誠度,進一步增大市場份額和利潤。旭日宜泰將繼續增開店舖,計劃在二零零五年內將店舖數目增至200間。預計到年底時集團零售網絡中的店舖數量將增加至約1,500間。集團零售業務所佔的比例將會進一步提升。

如無不可預料的重大事故,管理層有信心二零零五年的業績將會繼續增長。

股東週年大會

本公司二零零五年度股東週年大會訂於二零零五年五月十三日(星期五)舉行,詳情請參閱預期於二零零五年四月十九日(星期二)或該日左右刊登之股東週年大會通告。

暫停辦理股份過戶登記手續

本公司將由二零零五年五月十日(星期二)至二零零五年五月十三日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派擬派之末期股息,所有股份過戶文件連同有關股票必須於二零零五年五月九日(星期一)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

購買、出售或贖回本公司之上市證券

本年度內,本公司及其任何附屬公司概無購買、出售或贖回本公司之上市證券。

在聯交所網頁刊登資料

本公司將於稍後在香港聯合交易所有限公司(「聯交所」)網頁上刊登載有聯交所證券上市規則附錄十六第45(1)段至45(3)段(於二零零四年三月三十一日前有效)所規定之業績資料。

承董事局命
楊釗太平紳士
董事長

香港,二零零五年四月十一日

於本公佈日期,本公司之董事為:

執行董事:

楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士及張慧儀女士

獨立非執行董事:

王敏剛太平紳士、劉漢銓太平紳士及傅瑞明太平紳士

非執行董事:

林家禮先生

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Small Connaught Room, 1/F, Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong on Friday, 13 May 2005 at 11:30 a.m. for the following purposes:

1. To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2004.
2. To declare the final dividend for the year ended 31 December 2004.
3. To elect directors and to fix the directors' remuneration.
4. To appoint auditors and to authorise the board of directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(A) "**THAT:**

(I) subject to sub-paragraph (III) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(II) the approval in sub-paragraph (I) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(III) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (I) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(IV) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of :

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) "**THAT:**

(I) subject to sub-paragraph (II) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(II) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (I) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(III) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of :

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiratjon of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (I) of the resolution set out as resolution 5(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (III) of such resolution."

6. To transact any other ordinary business of the Company.

By Order of the Board
Chan Wing Kan, Archie
Company Secretary

Hong Kong, 20 April 2005

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.
2. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting from Tuesday, 10 May 2005 to Friday, 13 May 2005, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 9 May 2005.
4. Pursuant to bye-law 101 of the Company's Eye-laws, Mr. Chung Shui Ming, Timpson, JP and Mr. Lam Lee G. will retire at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for reappointment. The details and brief biography of each of Mr. Chung Shui Ming, Timpson, JP and Mr. Lam Lee G. are disclosed in the section headed "Directors' and senior management's biographies" in the Company's annual report for 2004.
5. Pursuant to bye-law 110(A) of the Company's Bye-laws, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Pau Sze Kee, Jackson will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for reappointment. The details and brief biography of each of Mr. Lau Hon Chuen, Ambrose, JP and Mr. Pau Sze Kee, Jackson are disclosed in the section headed "Directors' and senior management's biographies" and "Directors' interests and short positions in securities" in the Company's annual report for 2004.
6. Pursuant to the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

   (i) by the chairman of the meeting; or

   (ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

   (iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

   (iv) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferred a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP and Ms. Cheung Wai Yee.

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP.

Non-Executive Director:

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

股東週年大會通告

茲通告旭日企業有限公司(「本公司」)訂於二零零五年五月十三日(星期五)上午十一時三十分假座香港中環干諾道中5號香港文華東方酒店一樓細康樂廳舉行股東週年大會，藉以處理下列事項：

1. 省覽及採納截至二零零四年十二月三十一日止年度之財務報表及董事局報告與核數師報告。
2. 宣派截至二零零四年十二月三十一日止年度之末期股息。
3. 選舉董事並釐定董事酬金。
4. 聘任核數師，並授權董事局釐定其酬金。
5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

普通決議案

(A) 「動議：

(I) 在本決議案(III)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間(如下文所定義)內，行使本公司所賦權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(II) 本決議案(I)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後，行使此等權力之售股建議、協議及認股權；

(III) 本公司董事局依據本決議案(I)分段之批准所發行或有附帶條件或無附帶條件同意配發(不論是否依據認股權而配發者)之股本面值總額，不得超過：(aa)本公司於本決議案日期之已發行股本面值總額百分之二十；及(bb)(如本公司董事局已由本公司股東於另一普通決議案授權)本公司於本決議案日期起購回本公司股本面值(最高相等於本決議案日期之已發行股本面值總額百分之十)之總額，而該批准須受此數額限制；惟不包括(a)配售新股(如下文所定義)，或行使任何可轉換為本公司股份之證券之認購權或換股權而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及／或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排(根據本公司之公司細則)而發行之本公司股份；及

(IV) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股(惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排)。」

(B) 「動議：

(I) 在本決議案(II)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間(如下文所定義)內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(II) 本公司依據本決議案(I)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

(III) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C) 「動議授權本公司董事局，行使根據此會議通告中(本決議案構成其中一部份)之決議案5(A)(I)分段，有關本公司之股本決議案(III)(bb)分段所言之權力。」

6. 處理本公司任何其他普通事項。

承董事局命
陳永根
公司秘書

香港，二零零五年四月二十日

附註：

1. 凡有權在上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。
2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。
3. 本公司將由二零零五年五月十日(星期二)起至二零零五年五月十三日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，以便確定獲擬派末期股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息，所有股份過戶表格連同有關股票必須於二零零五年五月九日(星期一)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)。
4. 根據本公司之公司細則第101條，鍾瑞明太平紳士及林家禮先生將於本屆之股東週年大會退任，並合資格膺選連任。有關鍾瑞明太平紳士及林家禮先生之資料及簡歷，詳見本公司2004年年報之《董事及高級管理人員簡歷》。
5. 根據本公司之公司細則第110(A)條，劉漢銓太平紳士及鮑仕基先生將於本屆之股東週年大會輪值退任，並合資格膺選連任。有關劉漢銓太平紳士及鮑仕基先生之資料及簡歷，詳見本公司2004年年報之《董事及高級管理人員簡歷》及《董事於證券之權益及淡倉》。
6. 根據本公司之公司細則，任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求被下列人士提出(在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時)：

(i) 由大會主席；或

(ii) 由至少三名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席並於當時有權表決之股東；或

(iii) 由佔全體有權在該大會上投票而擁有不少於十分之一的投票權的一名或多於一名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席之股東；或

(iv) 由任何親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而就該等股份之已繳足總款額乃相等於不少於授予該投票權之全部股份已繳足總款額之十分之一。

於本公佈日期，本公司之董事為：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士及張慧儀女士

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士及鍾瑞明太平紳士

非執行董事：
林家禮先生

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Glorious Sun Enterprises Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Directors:
Mr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
*Mr. Wong Man Kong, Peter, BBS, JP
*Mr. Lau Hon Chuen, Ambrose, GBS, JP
*Mr. Chung Shui Ming, Timpson, GBS, JP
#Mr. Lam Lee G.

* *Independent non-executive Director*
\# *Non-executive Director*

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

20 April 2005

To the shareholders of Glorious Sun Enterprises Limited

Dear Sir or Madam,

EXPLANATORY STATEMENT IN RELATION TO THE REPURCHASE MANDATE (AS HEREINAFTER DEFINED)

This is an explanatory statement given to all the shareholders of Glorious Sun Enterprises Limited (the "Company") relating to an ordinary resolution to approve the general mandate to repurchase the Company's securities (the "Repurchase Mandate") to be proposed at the annual general meeting of the Company to be held on Friday, 13 May 2005.

(A) REPURCHASE MANDATE

(i) Share Capital

As at 15 April 2005, being the latest practicable date (the "Latest Practicable Date") prior to the printing of this document, the issued share capital of the Company was 1,002,216,000 shares of HK$0.10 each, all of which are fully paid (the "Shares"). As at such date, there were outstanding share options granted under the Company's share option scheme entitling holders thereof to subscribe for an aggregate of 74,462,000 Shares at subscription prices ranging from HK$1.80 to HK$2.876 per Share (subject to adjustment).

Subject to the passing of the ordinary resolution approving the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the annual general meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 100,221,600 Shares during the course of the period prior to the next annual general meeting.

(ii) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to repurchase Shares on the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders as a whole. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per Share.

(iii) Funding of Repurchases

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company's constitutive documents and Bermuda law, being capital paid up on the purchased Shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. It is envisaged that the funds required for any repurchase would be derived from such sources.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. No material adverse impact on the working capital requirements or gearing levels of the Company (as compared with the position disclosed in the audited financial statements for the year ended 31 December 2004 contained in the Company's 2004 annual report) is anticipated in the event that the Repurchase Mandate is exercised in full.

(iv) **Share Prices**

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest prices at which the Shares were traded on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") were as follows:–

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2004		
April	2.900	2.600
May	2.625	2.000
June	2.425	2.050
July	2.550	2.350
August	2.500	2.275
September	2.650	2.375
October	2.700	2.550
November	2.900	2.600
December	2.900	2.725
2005		
January	3.300	2.875
February	3.725	3.200
March	3.475	3.125

(v) **General**

None of the Directors or, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the shareholders.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), the memorandum of association and bye-laws of the Company and the laws of Bermuda. So far as the Directors are aware, the Company does not have any present intention to repurchase Shares pursuant to the Repurchase Mandate.

If as a result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder or a group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the

Takeover Code. The Directors are not aware of any shareholder or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code as a result of the Directors exercising the power to repurchase Shares pursuant to the Repurchase Mandate. Accordingly, the Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any repurchases made pursuant to the Share Repurchase Mandate.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of Shares.

There have been no repurchases of any Shares of the Company made in the six months preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

(B) RECOMMENDATION

The Directors consider that the approval of Repurchase Mandate is in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the ordinary resolution relating to the Repurchase Mandate to be proposed at the annual general meeting of the Company.

Yours faithfully,
Charles Yeung, JP
Chairman

此 乃 要 件　請 即 處 理

閣下如對本文件之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之旭日企業有限公司股份全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

董事:
楊　釗　銀紫荊星章、太平紳士 *(董事長)*
楊　勳先生 *(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
*王敏剛　銅紫荊星章、太平紳士
*劉漢銓　金紫荊星章、太平紳士
*鍾瑞明　金紫荊星章、太平紳士
#林家禮先生

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

*　*獨立非執行董事*
#　*非執行董事*

有關回購授權
(按下文所定義)之說明文件

本說明文件乃發給旭日企業有限公司(「本公司」)全體股東，有關本公司將於二零零五年五月十三日(星期五)舉行之股東週年大會上提呈一項普通決議案以批准一般授權購回本公司之證券(「回購授權」)。

(A) 回購授權

(i) 股本

於二零零五年四月十五日（即本文件付印前之最後實際可行日期，「最後實際可行日期」），本公司已發行股本為1,002,216,000股每股面值0.10港元之股份，全部均已繳足股款（「股份」）。於同日，本公司尚有根據本公司購股權計劃授出而尚未行使之購股權，該等購股權賦予其持有人權利可按每股1.80港元至2.876港元之認購價（可予調整）認購合共74,462,000股股份。

在批准回購授權之普通決議案獲通過之條件下，並按照於股東週年大會前不會進一步發行或購回股份之基準，本公司可於來年股東週年大會前之期間內依據回購授權可購回最多達100,221,600股股份。

(ii) 購回證券之理由

董事局相信股東授予董事局一般性權力以便於市場購回股份，乃符合本公司及其股東之最佳利益。董事局只會在認為購回股份將整體性對本公司及其股東有利益之情況下方進行購回。視乎當時市場情況及資金安排而定，購回證券可提高每股股份之資產淨值及／或盈利及／或股息。

(iii) 購回證券之資金

購回證券必須以根據公司的組織文件及百慕達法例，可依法撥作此用途之資金進行（即所購回股份之已繳股本；或本公司原可供派息或分派之資金；或就集資購回證券而新發行股份所得之款項）。於一項購買中，任何超逾將予購買股份面值之溢價，必須由本公司原可供派息或分派或由本公司之股份溢價賬撥支之資金提供；預期任何購回證券所需資金將由此等資金來源提供。

倘回購授權使董事局認為本公司之營運資金需求或資本負債比率構成重大不利影響，則董事局不會建議行使回購授權。預期全面行使回購授權將不會對本公司之營運資金需求或資本負債比率產生任何重大不利影響（相對於本公司二零零四年度年報所載截至二零零四年十二月三十一日止年度經審核財務報表所披露之狀況而言）。

(iv) **股份價格**

股份於最後實際可行日期前十二個月期間，每月在香港聯合交易所有限公司(「聯交所」)之最高及最低成交價如下：—

	股份	
	最高	**最低**
	港元	*港元*
二零零四年		
四月	2.900	2.600
五月	2.625	2.000
六月	2.425	2.050
七月	2.550	2.350
八月	2.500	2.275
九月	2.650	2.375
十月	2.700	2.550
十一月	2.900	2.600
十二月	2.900	2.725
二零零五年		
一月	3.300	2.875
二月	3.725	3.200
三月	3.475	3.125

(v) **一般事項**

倘回購授權獲股東批准，各董事(就彼等於作出一切合理查詢後所知)或彼等之聯繫人士目前概無意將任何股份售予本公司。

董事局已向聯交所作出承諾，彼等將依據聯交所證券上市規則(「上市規則」)、本公司之公司大綱和細則及百慕達法例之規定，按照回購授權行使本公司權力以購回證券。就董事所知，本公司現無意根據回購授權購回股份。

倘因本公司購回股份，以致某位股東所享有之本公司投票權比率增加，則根據香港公司收購及合併守則(「收購守則」)，增加之投票權將被視作一項收購事項。因此，一名股東或多位共同行動之股東，視乎股東權益之增加

水平，可取得或鞏固本公司之控制權而須依據收購守則第26及32條提出強制收購建議。董事局並未知悉有任何股東，或多位共同行動之股東，會因董事局依據回購授權行使購回股份之權力而須依據收購守則第26及32條提出強制收購建議。因此，董事局並不察覺如根據購回股份授權購回股份後，會根據收購守則而引起任何後果。

目前並無任何關連人士(按上市規則所定義)已知會本公司，表示現擬將股份售予本公司，亦無承諾不會將之售予本公司(倘本公司獲授權購回股份)。

本公司於最後實際可行日期前六個月內並無購回本公司任何股份(無論於聯交所或其他地方)。

(B) 推薦意見

董事認為批准回購授權是符合本公司及各股東之最佳利益，並建議各股東於本公司之股東週年大會上，投票贊成將被提呈有關回購授權之普通決議案。

此致

旭日企業有限公司
各股東 台照

董事長
楊釗太平紳士
謹啟

二零零五年四月二十日

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

Form of proxy for use at the Annual General Meeting to be held on Friday, 13 May 2005 at 11:30 a.m.

No. of shares to which this form of proxy relates (note 1)	

I/We(note 2), ______________________________

of ______________________________ being the shareholder(s) of Glorious Sun Enterprises Limited (the "Company"), hereby appoint(note 3) the Chairman of the Meeting or failing him ______________ of ______________

____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Small Connaught Room, 1st Floor, Mandarin Oriental Hong Kong, No. 5 Connaught Road, Central, Hong Kong on Friday, 13 May 2005 at 11:30 a.m. and at any adjournment thereof on the undermentioned resolutions as indicated(note 4):-

		FOR (note 4)	AGAINST (note 4)
	AS ORDINARY RESOLUTIONS		
1.	To receive and adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.		
2.	To declare the final dividend for the year ended 31 December 2004.		
3.	(a) (i) To elect Mr. Chung Shui Ming, Timpson as a Director.		
	(ii) To elect Mr. Lam Lee G. as a Director.		
	(iii) To elect Mr. Lau Hon Chuen, Ambrose as a Director.		
	(iv) To elect Mr. Pau Sze Kee, Jackson as a Director.		
	(b) To fix the Directors' remuneration.		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	(a) To grant an unconditional mandate to the Directors to allot shares.		
	(b) To grant an unconditional mandate to the Directors to purchase the Company's own shares.		
	(c) To extend the share issue mandate granted to the Directors.		

Dated this ____________ day of ____________ 2005.

Signature(note 5) ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK CAPITALS.**
3. If any proxy other than the Chairman is preferred, delete the words "the Chairman of the Meeting" and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
4. Please indicate with a "✓" in the appropriate space beside each resolution how you wish the proxy to vote on your behalf. If this form is returned duly signed, but without any indication, the proxy may vote for or against the resolution or may abstain at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Principal Place of Business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.
8. The proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

二零零五年五月十三日(星期五)上午十一時三十分舉行之股東週年大會之代表委任表格

與本代表委任表格有關之股份數目 *(註1)*	

本人／吾等 *(註2)* ____________________ 地址為 ____________________

____

為旭日企業有限公司(「本公司」)之股東，茲委任 *(註3)* 大會主席，或如其未克出任則委任 ____________________

地址為 ____

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零五年五月十三日(星期五)上午十一時三十分假座香港文華東方酒店一樓細康樂廳舉行之股東週年大會及其任何續會，依照以下所載指示投票表決下列決議案 *(註4)*：—

	普通決議案	贊成 *(註4)*	反對 *(註4)*
1.	省覽及採納截至二零零四年十二月三十一日止年度之財務報表及董事局報告與核數師報告。		
2.	宣派截至二零零四年十二月三十一日止年度之末期股息。		
3.	(a) (i) 選任鍾瑞明先生為董事。		
	(ii) 選任林家禮先生為董事。		
	(iii) 選任劉漢銓先生為董事。		
	(iv) 選任鮑仕基先生為董事。		
	(b) 釐定董事酬金。		
4.	聘任核數師，並授權董事局釐定其酬金。		
5.	(a) 無附帶條件授予董事局配發股份之權力。		
	(b) 無附帶條件授予董事局購回本公司本身股份之權力。		
	(c) 擴大授予董事局發行股份之權力。		

日期：二零零五年 ____________ 月 ____________ 日

簽署 *(註5)* ____________________

附註：

1. 請填上登記於 閣下名下與本代表委任表格有關之股份數目。如未有填上股數，則本代表委任表格將被視為與所有登記於 閣下名下之本公司股份有關。
2. 請用**正楷**填上全名及地址。
3. 如不擬委任大會主席為代表，請將「大會主席」字樣刪去，並在空欄內填上 閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽示可。
4. 請在每項決議案側之空欄內填上「✓」號，指示受委代表於表決時如何代表 閣下投票。倘若本表格經簽署後交回，但無任何指示，受委代表可自行酌情投票贊成或反對或棄權投票。
5. 本代表委任表格須由 閣下或 閣下正式書面授權之人士簽署，如股東為一公司，則本代表委任表格須加蓋公司印鑑，或由獲正式授權之公司負責人或代理人簽署。
6. 如屬聯名，在排名於首之聯名持有人親自或委任代表投票後，其他聯名持有人之投票將屬無效。就此而言，排名先後乃依照股東名冊內聯名持有人之排名次序而定。
7. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之主要營業地點(地址為香港九龍觀塘巧明街97號旭日集團大廈)，方為有效。
8. 受委代表毋須為本公司股東，惟須親自出席大會以代表 閣下。